Exhibit 99.2   Press Release



PRESS RELEASE
July 21, 2000            For further information contact:
                         David M. Bradley
                         Chairman, President and Chief Executive Officer
                         North Central Bancshares, Inc.
                         825 Central Avenue  PO Box 1237
                         Fort Dodge, Iowa 50501
                         515-576-7531

       NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD EARNINGS PER SHARE
                            FOR SECOND QUARTER 2000
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $0.50 diluted earnings per share for the second quarter of 2000, compared to diluted earnings per share of $0.38 for the second quarter of 1999, an increase of 31.6%. In dollars, the Company earned $1,005,000 for the second quarter of 2000, compared to $1,074,000 for the second quarter of 1999. The Company earned $2,012,000, or diluted earnings per share of $0.98, for the six months ended June 30, 2000, compared to $2,132,000, or diluted earnings per share of $0.75, for the six months ended June 30, 1999.

Total assets at June 30, 2000 were $382.8 million as compared to $367.4 million at December 31, 1999. The increase in assets resulted primarily from increases in loans, offset by a decrease in securities available-for-sale. Securities available-for-sale decreased $4.8 million, or 9.6%, from $49.7 million at December 31, 1999 to $44.9 million at June 30, 2000. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Loans increased by $20.6 million, or 7.2 %, to $307.4 million at June 30, 2000 from $286.8 million at December 31, 1999.

Deposits decreased $5.2 million, or 1.9%, to $265.8 million at June 30, 2000 from $271.0 million at December 31, 1999. Other borrowed funds increased $22.9 million, or 41.1%, to $78.7 million at June 30, 2000 from $55.7 million at December 31, 1999. The increase in other borrowings was primarily due to the funding of asset growth and stock repurchases.

Nonperforming assets were 0.30% of total assets as of June 30, 2000 compared to 0.20% of total assets as of December 31, 1999. The allowance for loan losses was $2.8 million, or 0.89% of total loans, at June 30, 2000, compared to $2.8 million, or 0.95% of total loans, at December 31, 1999.

The net interest spread for the three months ended June 30, 2000 of 2.67% decreased from the net interest spread of 2.97% for the three months ended June 30, 1999. The net interest margin for the three months ended June 30, 2000 of 3.04% was a decrease from the net interest margin of 3.46% for the three months ended June 30, 1999. Net interest income for the three months ended June 30, 2000 was $2,701,000, compared to net interest income of $2,769,000 for the corresponding period a year ago.

The Bank's provision for loan losses was $30,000 for the three months ended June 30, 2000 and 1999. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.
                                    - MORE-

Stockholders' equity was $35.7 million at June 30, 2000, compared to $38.1 million at December 31, 1999. Stockholders' equity decreased by $2.4 million primarily due to stock repurchases and dividends declared, which were offset in part by earnings. Book value, or stockholders' equity per share at June 30, 2000 was $17.69 and was $16.86 at December 31, 1999. The ratio of stockholders' equity to total assets was 9.3% at June 30, 2000, as compared to 10.4% at December 31, 1999.

Stockholders of record on June 16, 2000, received a quarterly cash dividend of $0.125 per share on July 6, 2000.

The Bank relocated to a newly constructed 8,000 square foot branch office on July 10, 2000 in Ames, Iowa in Story County. The sale of the previous branch office in Ames, Iowa is currently pending.

The Company commenced a stock repurchase program on April 27, 2000. The program authorizes the Company to repurchase up to 5.0%, or 102,862 shares, of its 2,057,242 outstanding shares of common stock during the next twelve months. The Company has repurchased 40,000 shares through July 21, 2000. The remaining repurchases will be made from time to time in open market transactions at the discretion of management.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition


(Dollars in Thousands, except per share and share data)            June 30, 2000     December 31, 1999
                                                                  --------------    ------------------
Assets
 Cash and cash equivalents                                          $   11,425          $   12,669
 Securities available for sale                                          44,902              49,693
 Loans (net of allowance of loan loss of $2.8
   million and $2.8 million, respectively)                             307,350             286,838
 Goodwill                                                                5,679               5,915
 Other assets                                                           13,460              12,318
                                                                    ----------          ----------
   Total Assets                                                     $  382,816          $  367,433
                                                                    ==========          ==========
Liabilities
 Deposits                                                           $  265,842          $  271,031
 Other borrowed funds                                                   78,652              55,715
 Other liabilities                                                       2,629               2,560
                                                                    ----------          ----------
    Total Liabilities                                                  347,123             329,306

Stockholders' Equity                                                    35,693              38,127
                                                                    ----------          ----------
 Total Liabilities and Stockholders' Equity                         $  382,816          $  367,433
                                                                    ==========          ==========
Stockholders' equity to total assets                                      9.32%              10.38%
                                                                    ==========          ==========
Book value per share                                                $    17.69          $    16.86
                                                                    ==========          ==========
Total shares outstanding                                             2,017,242           2,261,742
                                                                    ==========          ==========


Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                                   For the Three Months            For the Six Months
                                                                       Ended June 30,                 Ended June 30,
                                                                     2000           1999            2000            1999
                                                                   ------         ------         -------         -------
Interest income                                                    $6,731         $6,004         $13,261         $11,972
Interest expense                                                    4,030          3,235           7,816           6,435
                                                                   ------         ------         -------         -------
  Net interest income                                               2,701          2,769           5,445           5,537
Provision for loan loss                                                30             30              60              60
                                                                   ------         ------         -------         -------
  Net interest income after provision for loan loss                 2,671          2,739           5,385           5,477
Noninterest income                                                    952          1,055           1,907           1,975
Noninterest expense                                                 2,110          2,157           4,223           4,212
                                                                   ------         ------         -------         -------
  Income before income taxes                                        1,513          1,637           3,069           3,240
Income taxes                                                          508            563           1,057           1,108
                                                                   ------         ------         -------         -------
  Net income                                                       $1,005         $1,074         $ 2,012         $ 2,132
                                                                   ======         ======         =======         =======

Basic earnings per share                                           $ 0.51         $ 0.39         $  0.99         $  0.76
                                                                   ======         ======         =======         =======
Diluted earnings per share                                         $ 0.50         $ 0.38         $  0.98         $  0.75
                                                                   ======         ======         =======         =======


Selected Financial Ratios

                                                                   For the Three Months           For the Six Months
                                                                       Ended June 30,                Ended June 30,
                                                                    2000           1999           2000           1999
                                                                   -----          -----          -----          -----
Performance ratios
 Net interest spread                                                2.67%          2.97%          2.72%          2.94%
 Net interest margin                                                3.04%          3.46%          3.09%          3.48%
 Return on average assets                                           1.07%          1.27%          1.09%          1.27%
 Return on average equity                                          11.27%          9.19%         11.10%          8.95%
 Efficiency ratio (noninterest expense divided by
   the sum of net interest income before provision
   for loan losses plus noninterest income)                        57.77%         56.41%         57.43%         56.07%